SIGMA LABS, INC.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

December 17, 2010

Via EDGAR

Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549-7010
Attention:    Larry Spirgel, Assistant Director

Re:	Framewaves, Inc.
Amendment No. 1 to Current Report on Form 8-K
Filed November 12,2010
File No. 033-02783-S

Dear Mr. Owings:

By letter dated November 22, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided this company, Sigma Labs, Inc. (fka as Framewaves, Inc.), with comments to this company’s Amendment No. 1 to Current Report on Form 8-K filed with the SEC on November 12, 2010 (the “Form 8-K”).

This letter contains the responses of Sigma Labs, Inc.  to the Staff’s comments.  The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the November 22, 2010 letter from the Staff.  In addition, we have filed with the SEC, concurrently with filing this response letter, Amendment No. 2 (“Amendment No. 2”) to the Form 8-K.

Item 2.01 Completion of Acquisition of Assets, page 3

Business, page 4

1. We have amended the Form 8-K to include a discussion of government regulation on the activities of the company.

Intellectual Property, page 8

2. We have amended the Form 8-K as requested by the Staff.

3. We have amended the Form 8-K to clarify that the Company has filed three utility patent applications, all of which are pending approval. Therefore, at this time, we cannot provide you additional details concerning the term or duration of these patents.

Management’s Discussion and Analysis of Plan of Operations, page 22
Results of Operations, page 24

4. We have amended the Form 8-K to distinguish between revenues and expenses during the period from inception through February 28, 2010 (the date of our audited financial statements) and revenues and expenses during the period from inception through June 30, 2010.

5. We have amended the Form 8-K to clarify that we will not receive additional revenues from the closed $749,728 United States Air Force contract other than the $18,414 already received and disclosed.

6. We have amended the Form 8-K to specifically identify material items included in our general and administrative expenses for the period from inception through February 28, 2010 (the date of our audited financial statements), and the period from inception through June 30, 2010.

Certain Relationships and Related Transactions, page 34

7. Some of disclosure under the discussion captioned “Certain Relationships and Related Transactions” was erroneously included in the Form 8-K and does not reflect transactions with “related persons” within the meaning of Rule 404 of Regulation S-K.  We have amended the Form 8-K to delete such disclosure, and updated the remaining disclosure to specifically identity the basis on which the identified individual is a “related person.”

Recent Sales of Unregistered Securities, page 37

8. We have amended the Form 8-K to provide requested disclosure.

Exhibit 99.1
Audited Financial Statements for February 28, 2010
6. Subsequent Events
Asset Purchase Agreement, page 9

9.           We are currently investigating the issues raised by the Staff in comment 9 of its November 22, 2010 letter, and expect to provide an appropriate response in a subsequent amendment.

10.           We are currently investigating the issues raised by the Staff in comment 10 of its November 22, 2010 letter, and expect to provide an appropriate response in a subsequent amendment.

11.           We are currently investigating the issues raised by the Staff in comment 11 of its November 22, 2010 letter, and expect to provide an appropriate response in a subsequent amendment.

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter or the Form 8-K to the undersigned at (505) 438-2576 or to Ekong Udoekwere, the Company’s SEC counsel, at (310) 789-1205.

Very truly yours,

/s/ MARK COLA
Mark Cola
President and Chief Operating Officer

Cc:  Ekong Udoekwere, Esq.